Via Edgar Correspondence Ms. Alison White U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-4644	Direct Dial: +1 212 878 8489 E-mail: leonard.mackey@cliffordchance.com January 30, 2018

The China Fund, Inc. (the “Fund”)

SEC File Number 811-05749

Dear Ms. White:

This letter is being submitted on behalf of the Fund, in response to a revised preliminary proxy statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 29, 2018 by Emerging Markets Country Fund (“EMC”) and its investment adviser, City of London Investment Group PLC (collectively with EMC, “City of London”) (the “Revised COL Proxy”). The Revised COL Proxy contains various revisions to the preliminary proxy statement filed by City of London on January 17, 2018 (the “Original COL Proxy”).

We wish to bring to the attention of the Commission’s staff (the “Staff”) certain material misrepresentations and omissions in the Revised COL Proxy. We do so to assist the Staff with its review of the Revised COL Proxy and to encourage the Staff to take any necessary remedial actions with respect to the Revised COL Proxy in advance of City of London’s (and its affiliates’) proxy campaign.

Misleading Representation Regarding Alignment

In the forepart of the Revised COL Proxy, City of London states “our interests are aligned with the interests of all the Fund’s stockholders.” This is untrue. For example, elsewhere in the Revised COL Proxy, City of London discloses an interest in a combination of the Fund with other funds in which City of London holds substantial share positions. That is not an interest shared with all the Fund’s other stockholders. City of London also is not aligned with other stockholders of the Fund in respect of a possible liquidation of the Fund. City of London appears to have the resources to re-deploy its share of the proceeds of any liquidation into a diversified portfolio of direct investments of the type held by the Fund; but not all the Fund’s stockholders have those same resources. The lack of alignment between City of London and the Fund’s other stockholders was evident in last year’s vote on the Open Door proposal, which was approved by a substantial majority of votes cast but failed because of City of London’s opposition. We urge the Staff to require City of London to further revise the Revised COL Proxy to correct this misstatement and to make clear that the interests of City of London are not aligned, in various important respects, with those of other stockholders of the Fund.

Continuing Failure to Disclose That Adoption of The Termination Proposal Would Disrupt The Fund’s Operations

In its Termination Proposal, City of London is not proposing to replace Allianz Global Investors U.S. LLC (“Allianz”), only to remove it. As a result, if the Termination Proposal were adopted, the Fund would have no investment manager and in practical terms would be unable to manage its investment portfolio. This would be disruptive. The Original COL Proxy misleadingly contained no discussion of that potential disruption. The Revised COL Proxy also is misleading on this issue, because it suggests little or no disruption would be caused by adoption of the Termination Proposal. For example, the Revised COL Proxy says (at page 2): “If Allianz is terminated, the Board must simply do its job and find another manager…. and a responsible Board, exercising their fiduciary obligations should be able to prevent a situation where the Fund does not have an investment manager.” The Fund believes these statements are misleading because (1) they fail to address the fact that, given the size of City of London’s share ownership in the Fund, without its support it probably would not be possible for the Fund to obtain the necessary shareholder approval for a replacement manager; (2) City of London has not suggested a replacement for Allianz for which it would be willing to vote; and (3) given these facts, there is no reasonable basis for the statement that “a responsible Board, exercising their fiduciary obligations should be able to prevent a situation where the Fund does not have an investment manager,” nor is there a reasonable basis to assert that all the Fund’s Board would have to do following adoption of the Termination Proposal would be to “simply do its job and find another manager.”

The statements made on this topic in the Revised COL Proxy also are inconsistent with City of London’s statements in materials filed with the Commission last year, which appear to indicate City of London has no intention of supporting the appointment of a replacement investment manager and instead appear to wish only to create a situation in which the Fund is forced to liquidate because it will have no manager and be unable to operate.1

[1]	For example:

“By changing their votes to ‘AGAINST’ Open Door, Stockholders could push the Fund closer to liquidation.” (City of London letter dated June 28, 2017, filed as an exhibit to City of London’s Schedule 13D/A of the same date.)

We urge the Staff to require City of London to further revise the Revised COL Proxy first, to disclose that any replacement investment manager that might be proposed by the Fund’s Board probably would not receive the requisite stockholder approval if City of London failed to vote in favor of the replacement proposal, leaving the Fund unable to operate; second, to disclose that City of London has not identified any potential replacement for which it would be willing to vote (the Fund assumes this to be the case, because otherwise City of London would have disclosed the candidate); third, to disclose whether City of London’s objectives have changed since it publicly disclosed last year its view that the Fund has no future and should be liquidated as quickly as practicable (and if so why those views have changed); and fourth, to disclose the potentially disruptive consequences that could be caused by a state of affairs in which the Fund was unable to appoint a replacement manager after Allianz had been removed, by reason of City of London’s refusal to vote for the replacement investment manager.

Continuing Failure to Disclose How The Fund Would be Managed if City of London’s Proposals Were Adopted

The Revised COL Proxy, like the Original COL Proxy, says the City of London’s nominees, if elected, would consider reinstating the Fund’s share buyback program, liquidating the Fund, or seeking the consolidation of the Fund with one or more other closed-end funds focused on the emerging markets. That statement misleadingly suggests the Fund would continue to operate after the adoption of City of London’s two proposals, without explaining how that could be possible without the benefit of the investment advisory or management services to which the Fund would no longer have access after the termination of the Fund’s agreements with Allianz. For the reasons summarized above, the apparent premise of these statements – that the Fund would readily be able to replace Allianz and thereby continue operating – is false. Unless City of London’s position has changed substantially from the one it articulated last year, at best the Fund’s Board would have a few months to explore and implement liquidation or a merger, before the Fund lost its investment manager. In such a situation the exploration of a share buyback program would appear not to be a realistic alternative, and the exploration of other alternatives necessarily would be rushed. We urge the Staff to require City of London to further revise the Revised COL Proxy to address the deficiencies in its disclosures regarding these topics.

“Liquidation of the Fund will be the Eventual Outcome …. The Board should take steps now to begin the process of liquidating the Fund.” (City of London letter dated August 10, 2017, filed as an exhibit to City of London’s Schedule 13D/A of the same date .)

“[T]his Fund has no future … We urge the Board to immediately take steps to provide Stockholders with a means to realize the net asset value of their shares.” (City of London letter dated September 11, 2017, filed as an exhibit to City of London’s Schedule 13D/A of the same date.)

Continuing Use of Misleading “Holding The Bag” Assertion

In the Revised COL Proxy, City of London states the Fund and its stockholders would have been left “holding the bag” on the losses suffered by the Fund “if it were not for the SEC’s enforcement proceeding and subsequent settlement with Mr. Ruffle.” This is misleading because it implies the reimbursement of the losses was a term of the settlement Mr. Ruffle reached with the SEC, in turn suggesting the Fund’s board was not independently proactive. That is not what happened. The Fund’s board itself identified the issue giving rise to the losses; and brought it to the attention of the Fund’s adviser. The adviser in turn notified the Commission, which led to the enforcement proceeding. The Fund then entered into an agreement with its former adviser and the adviser’s insurers for recovery of the losses in December 2010, independently of the outcome of the enforcement proceeding (and long before the settlement with Mr. Ruffle was finalized). These facts demonstrate the Fund’s Board has been proactive in protecting the interests of the Fund and its stockholders; but the narrative in the Revised COL Proxy misleadingly conveys the opposite. We urge the Staff to require City of London to revise the Revised COL Proxy to address the deficiencies in its disclosure on this topic.

Continuing Failure to Accurately Describe The Background of The Accrued Liability For Chinese Taxes

In the Revised COL Proxy, City of London states, with respect to accrual of the taxes, “Chinese tax authorities had provided guidance regarding the accrual of capital gains earlier that year.” The Chinese authorities did not provide guidance on accruing liabilities. The guidance they provided addressed whether taxes would be imposed on capital gains realized by foreign investors on certain Chinese securities over a number of previous years. Since the Fund did not hold these securities but instead held derivatives giving it exposure to the securities, whether the Fund had exposure to liability for capital gains taxes depended on whether the issuers of the derivatives would assert their contractual rights to be reimbursed for any taxes imposed on the issuers with respect to the securities. This was not a foregone conclusion, because it appeared that the issuers could reduce or eliminate the taxes under tax treaties with China or offset gains with losses. It was not until close to the end of the Fund’s fiscal year that the Fund received from one of the issuers a demand for reimbursement. The Fund then accrued the liability after confirming the issuer’s detailing of the transactions giving rise to the liability. We urge the Staff to require City of London to further revise the Revised COL Proxy to address the deficiencies in its disclosures regarding the Chinese tax liability topic.

Please contact the undersigned if you wish to discuss the matter further.

Sincerely,

/s/ Leonard Mackey, Jr.

Leonard Mackey, Jr.

cc:	Brian Link, Secretary, The China Fund, Inc.

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